Exhibit 21.1
Subsidiaries of the registrant are as follows:

State of Incorporation or Organization
BMC West Corporation	Delaware
SelectBuild Construction, Inc.	Delaware
SelectBuild Southern California, Inc.	Delaware
BMC Stock Services, LLC	Delaware
BMC Stock Services B, LLC	Delaware
Stock Building Supply West, LLC	Utah
SBS/Bison Building Materials, LLC	Delaware
Stock Building Supply West (USA), Inc.	Delaware
Michael Nicholas Carpentry, LLC	Illinois
Stock Building Supply, LLC	North Carolina
TBSG, LLC	Delaware
Coleman Floor, LLC	Delaware
Coleman Floor Southeast, LLC	Delaware
Stock Building Supply of Arkansas, LLC	Delaware
Stock Window & Door Southeast, LLC	Delaware
SBS Guilford, LLC	Delaware
Stock Building Supply Midwest, LLC	Delaware
Stock Building Supply of Florida, LLC	Delaware